Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Amendment No.1 to the Registration Statement on Form S-3 of our report dated March 29, 2004 relating to the financial statements and financial statement schedule, which appears in Digital Video Systems, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Burr, Pilger & Mayer LLP

Palo Alto, California
December 10, 2004